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                                                                    EXHIBIT 4.32

                                  AGREEMENT

       THIS AGREEMENT (the "Agreement") is entered into as of July 18, 2000, by and between SOLUTIONSAMERICA, INC., a corporation duly organized and existing under the laws of the State of Delaware (the "Company") and Swartz Private Equity, LLC, a limited liability company duly organized and existing under the laws of the State of Georgia (hereinafter referred to as "Swartz").

                                   RECITALS:

       WHEREAS, pursuant to the Company's offering ("Equity Line") of up to Thirty Million Dollars ($30,000,000), excluding any funds paid upon exercise of the Warrants, of Common Stock of the Company pursuant to that certain Investment Agreement (the "Investment Agreement") between the Company and Swartz dated July 18, 2000, the Company has agreed to sell and Swartz has agreed to purchase, from time to time as provided in the Investment Agreement, shares of the Company's Common Stock for a maximum aggregate offering amount of Thirty Million Dollars ($30,000,000); and

       WHEREAS, pursuant to the terms of the Investment Agreement, the Company has agreed, among other things, to issue to Swartz Commitment Warrants, as defined in the Investment Agreement, to purchase a number of shares of Common Stock, exercisable for five (5) years from their respective dates of issuance.

                                     TERMS:

       NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Issuance of Commitment Warrants. As compensation for entering into the Equity Line, Swartz received a warrant convertible into 600,000 shares of the Company's Common Stock, in the form attached hereto as Exhibit A (the "Commitment Warrants"), the number of which will not be adjusted for either (i) the Company's approximately 4-for-1 stock split which occurred on June 23, 2000, or
(ii) the proposed merger with Avenue Entertainment Group (the "Avenue Merger"), provided that, to the extent that the Company has more than fifteen million (15,000,000) shares of Common Stock outstanding immediately after the closing date of the Avenue Merger, the Company shall issue to Swartz, within ten (10) business days of such closing, additional warrants (the "Additional Warrants"), in the form of Exhibit A, to purchase a number of shares of Common Stock, such that the sum of the number of Warrants and the number of Additional Warrants issued to Swartz shall equal at least 4.0% of the number of fully diluted shares of Common Stock of the Company that are outstanding immediately following the closing of the Avenue Merger.

2. Issuance of Additional Warrants. At the earlier of (i) January 31, 2001 or
(ii) the date of the first Put Notice delivered to Swartz pursuant to the Investment Agreement, if the number of shares of Common Stock of the Company that are issued and outstanding at that time exceeds fifteen million (15,000,000) shares, as adjusted for any stock splits that occur after the date



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hereof, then Swartz shall receive additional warrants (also "Additional
Warrants"), to purchase a number of shares of Common Stock, if necessary, such that the sum of the number of Commitment Warrants and the number of Additional Warrants issued to Swartz shall equal at least 4% of the number of fully diluted shares of Common Stock of the Company that are then outstanding.

If the Company shall at any time hereafter until the later of July 31, 2003 or the date of termination of the Investment Agreement, effect a recapitalization, reclassification or other similar transaction of such character that the shares of Common Stock shall be changed into or become exchangeable for a smaller number of shares (a "Reverse Stock Split"), then on the date of such Reverse Stock Split, and on each one year anniversary (each, an "Anniversary Date") of the Reverse Stock Split thereafter until the later of July 31, 2003 or the date of termination of the Investment Agreement, the Company shall issue to Swartz additional warrants (the "Additional Warrants"), in the form of Exhibit A, to purchase a number of shares of Common Stock, if necessary, such that the sum of the number of Warrants and the number of Additional Warrants issued to Swartz shall equal at least 4.0% of the number of fully diluted shares of Common Stock of the Company that are outstanding immediately following the Reverse Stock Split or Anniversary Date, as applicable. Notwithstanding the above, the Investor shall not receive any Additional Warrants as a result of a Reverse Stock Split if (i) the Company effects such Reverse Stock Split in order to meet the minimum requirements for listing on the Nasdaq Small Cap Market, the Nasdaq National Market or the American Stock Exchange (collectively, the "Exchanges") and (ii) the Company becomes listed on one of the Exchanges within ninety (90) days of the date of such Reverse Stock Split.

The Additional Warrants shall be exerciseable at the same price as the Commitment Warrants, shall have the same reset provisions as the Commitment Warrants, shall have piggyback registration rights and shall expire at the same time as the Commitment Warrants.

3. Opinion of Counsel. Concurrently with the issuance and delivery of the Additional Warrants, if any, to the Investor, the Company shall deliver to the Investor an Opinion of Counsel (signed by the Company's independent counsel) covering the issuance of the Additional Warrants, and the issuance and resale of the Common Stock issuable upon exercise of the Additional Warrants, substantially in the form of the Commitment Opinion (as defined in the Investment Agreement).

4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia applicable to agreements made in and wholly to be performed in that jurisdiction, except for matters arising under the Act or the Securities Exchange Act of 1934, which matters shall be construed and interpreted in accordance with such laws.



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       IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 18th day of July, 2000.

SOLUTIONSAMERICA, INC.                       SUBSCRIBER:
                                             SWARTZ PRIVATE EQUITY, LLC.

By:  /s/ FLOYD W. KEPHART               By:     /s/ ERIC S. SWARTZ
   ----------------------------------      -------------------------------------
     Floyd W. Kephart Chairman & CEO            Eric S. Swartz, Manager

SolutionsAmerica, Inc.                  1080 Holcomb Bridge Road
600 Corporate Pointe, 12th Floor        Bldg. 200, Suite 285
Culver City, CA 90230                   Roswell, GA 30076
Telephone: (310) 665-7660               Telephone: (770) 640-8130
Facsimile: (310) 665-7606               Facsimile: (770) 640-7150



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